Exhibit 99.1

American Society of Breast Surgeons (ASBrS) Resource Guide Update Recommends Cryoablation for Low-Risk Breast Cancer

IceCure’s ICE3 study and the FDA Advisory Panel’s favorable vote on ProSense® cryoablation’s benefit-risk profile for low-risk breast cancer played a key role in the ASBrS 2026 Resource Guide update

New medical society guidance expected to further accelerate commercial adoption of ProSense® following FDA-clearance for low-risk breast cancer in October 2025

CAESAREA, Israel, March 9, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), a developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that the American Society of Breast Surgeons’ (“ASBrS”) updated 2026 “Resource Guide on the Use of Transcutaneous and Percutaneous Ablation for the Treatment of Benign and Malignant Tumors of the Breast” recommends cryoablation as an option for selected patients with biologically low-risk early-stage breast cancer. The updated guidance represents an important step toward broader clinical adoption of IceCure’s ProSense® cryoablation system, which received U.S. Food and Drug Administration (“FDA”) marketing clearance in October 2025 for the treatment of low-risk breast cancer in patients aged ≥70 years, with tumors measuring ≤1.5 cm, who are treated with adjuvant endocrine therapy. ProSense® is the first and only FDA cleared medical device for the treatment of breast cancer.

“We believe this recognition by the ASBrS, a leading professional society, further validates cryoablation’s role in modern breast cancer care and positions ProSense® as an option that prioritizes outcomes, cosmetic results, and patient choice,” said Eyal Shamir, IceCure’s Chief Executive Officer. “The ASBrS Resource Guide on percutaneous ablation compliments their recent guidance for breast-conserving treatment, emphasizing preservation, de-escalation, and individualized care. Cryoablation aligns naturally with these principles by providing minimally invasive, breast-preserving local tumor control without surgical excision.”

IceCure’s Vice President of Sales for North America, Shad Good, added, “We believe ASBrS’s new guidance will further raise awareness of and confidence in cryoablation among patients and breast surgeons, who develop and oversee breast cancer patients’ treatment plans. We expect these developments, as well as the established CPT III reimbursement code, will help further accelerate commercial adoption and drive continued momentum in ProSense® system placements and procedure volumes.”

The ASBrS 2026 Resource Guide continues to recognize cryoablation as a validated, cosmetically favorable treatment for benign fibroadenomas and now identifies it as a carefully selected, FDA-approved option to surgery for biologically low-risk early-stage breast cancer in older patients. The guide indicates that cryoablation must be considered in the context of a comprehensive treatment plan with input from a multidisciplinary team. The ASBrS recommendations align clinical evidence, FDA authorization, and multidisciplinary care principles into a unified framework for the use of breast cryoablation.

Based on data from the American Cancer Society, ProSense® addresses a U.S. breast cryoablation patient population of approximately 200,000 women annually, including an estimated 47,245 early-stage, low-risk breast cancer patients aged 70 and over, approximately 90,300 patients who are not candidates for breast cancer surgery, and roughly 63,200 patients with fibroadenomas who opt for excision.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the expected impact of the of the ASBrS 2026 Resource Guide update on physician adoption, patient access, reimbursement coverage, and commercial adoption of ProSense®; the Company’s belief that ProSense® is positioned as a treatment option that prioritizes outcomes, cosmetic results, and patient choice; that the ASBrS guidance is expected to further accelerate commercial adoption of ProSense® following FDA-clearance for low-risk breast cancer in October 2025; and the Company’s expectations regarding the role of cryoablation as a minimally invasive treatment option for appropriately selected breast cancer patients. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914